                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 9)


                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)


                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                      (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.25
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                  379335 10 2
                     (CUSIP Number of Class of Securities)

                             Jeanette H. Quay, Esq.
                                Vice President,
                         General Counsel and Secretary
                      Global Industrial Technologies, Inc.
                      2121 San Jacinto Street, Suite 2500
                              Dallas, Texas 75201
                                 (214) 953-4500
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             James C. Morphy, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

     This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on December 23, 1998 by Global Industrial Technologies, Inc., a Delaware corporation (the "Company"), relating to the offer by WHX Corporation, a Delaware corporation, to purchase for cash through its wholly-owned subsidiary, GT Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.25 per share, of the Company, together with the Rights. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 7.  Certain Negotiations and Transactions by the Subject Company.



       Item No. 7 is hereby amended by adding the following:

          Third Amendment to Stock Purchase Agreement made and entered into on April 1, 1999 among Global Industrial Technologies, Inc., A. P. Green Industries, Inc. and Chemical Lime Company


Item 9.  Material to be Filed as Exhibits

     Item 9 is hereby amended and supplemented by the addition of the following exhibits:

Exhibit 20 - Third Amendment to Stock Purchase Agreement

Exhibit 21 - Text of Press Release, dated April 1, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  GLOBAL INDUSTRIAL TECHNOLOGIES, INC.



                                  By: /s/ Jeanette H. Quay
                                     ----------------------------------
                                     Name: Jeanette H. Quay
                                     Title:   Vice President, General Counsel
                                     and Secretary

Dated: April 5, 1999

                                 Exhibit List


Exhibit 20 - Third Amendment to Stock Purchase Agreement.


Exhibit 21 - Text of Press Release, dated April 1, 1999.